EXHIBIT 99.1

GOLD STANDARD CLOSES C$16.2 MILLION STRATEGIC INVESTMENT WITH OCEANAGOLD

May 20, 2015 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV, NYSE MKT:GSV) (“Gold Standard” or the “Company”) reported today that it has closed its previously announced private placement (the “Financing”) with a wholly owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX:OCG) (“OceanaGold”) for 24,997,661 common shares of Gold Standard (the “Purchased Shares”) at a price per share of C$0.65 for gross proceeds of C$16,248,480. OceanaGold now owns approximately 14.9% of the Company’s issued and outstanding shares on an undiluted basis.

The net proceeds of the Financing will be used to further advance the Company’s Railroad-Pinion project and for general corporate and working capital purposes.

Provided that OceanaGold holds no less than 9.9% of the then issued and outstanding common shares of GSV, OceanaGold will also have the following rights as set out in the subscription agreement entered into between the Company and OceanaGold relating to the Financing:

•	The right to request the formation of a Technical Committee of Gold Standard consisting of at least four members with the appointment of one representative by OceanaGold;

•	anti-dilution rights allowing it to maintain its equity ownership interest in GSV;

•
following expiry of the statutory hold period of four months plus one day from the closing of the Investment the right to participate in any future equity financings of Gold Standard to acquire up to 19.9% of the then issued and outstanding common shares of Gold Standard;

•
a right of first refusal to match any third party offers regarding a tolling arrangement or a non-equity financing for the purpose of funding the future exploration and development of any assets of Gold Standard.

The Purchased Shares are subject to a statutory hold period in Canada of four months plus one day from the closing of the private placement.

OceanaGold, with an address of Level 14, 357 Collins Street, Melbourne, Victoria, 3000, Australia, did not own or control any shares of the Company, either alone or together with any joint actors prior to the closing of the Financing. The acquisition of the Purchased Shares is for investment purposes only and OceanaGold has no present intention to acquire further securities of the Company although OceanaGold may in the future and in accordance with applicable securities laws, increase or decrease its investment in the Company by acquiring or disposing of other securities of the Company, through the market, privately or otherwise, depending on market conditions or any other relevant factors.

Macquarie Capital Markets Canada Ltd. is acting as financial advisor to the Company and will receive a fee in connection with the Financing. Minvisory Corp., Cormark Securities Inc. and Medalist Capital Ltd., will also receive a cash commission in connection with the Financing. The Financing was not offered in the United States.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The 2014 Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced September 10, 2014). In addition to the Pinion deposit NI43-101 compliant resource estimate, the Dark Star deposit, 2.1 km to the east of Pinion, now has an NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, B.Sc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com